UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [ ]  MERGER

          [X]  LIQUIDATION

          [ ]  ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund:  CHICORP EQUITY TRUST

     3.   Securities and Exchange Commission File No.:  811-6299

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X]  Initial Application [ ]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          208 SOUTH LASALLE STREET, CHICAGO, ILLINOIS  60604

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          ROBERT J. MORAN, ESQ.
          VEDDER, PRICE, KAUFMAN & KAMMHOLZ
          222 N. LASALLE STREET
          CHICAGO, ILLINOIS 60601
          (312)609-7500

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     7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     INVESTORS FIDUCIARY TRUST COMPANY      THE CHICAGO CORPORATION
     21 WEST 10TH STREET                    (NOW KNOWN AS ABN AMRO INCORPORATED)
     KANSAS CITY, MISSOURI  64105           208 SOUTH LASALLE STREET
     (816) 474-8786                         CHICAGO, ILLINOIS  60604
                                            (312) 855-7654

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [ ]  Management company;

          [X]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [ ]  Open-end  [ ] Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          MISSOURI

     11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          NOT APPLICABLE.

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          SPONSOR:  THE CHICAGO CORPORATION
                    (NOW KNOWN AS ABN AMRO INCORPORATED)
                    208 SOUTH LASALLE STREET
                    CHICAGO, ILLINOIS 60604

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     13. If the fund is a unit investment trust ("UIT") provide:

         (a)   Depositor's name(s) and address(es):

               THE CHICAGO CORPORATION
               (NOW KNOWN AS ABN AMRO INCORPORATED)
               208 SOUTH LASALLE STREET
               CHICAGO, ILLINOIS  60604

         (b)   Trustee's name(s) and address(es):

               INVESTORS FIDUCIARY TRUST COMPANY
               21 WEST 10TH STREET
               KANSAS CITY, MISSOURI  64105

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]   Yes      [X]  No

          If Yes, for each UIT state:

               Name(s):

               File No.: 811- ________

               Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ ]  Yes  [X]  No

               If Yes, state the date on which the board vote took place:

               If No, explain:

               PURSUANT TO ITS PROSPECTUS, EACH SERIES OF THE TRUST SPECIFIED A MANDATORY TERMINATION DATE AS FOLLOWS:

                    SERIES 1:      JANUARY 31, 1995
                    SERIES 2:      MARCH 31, 1995
                    SERIES 3:      JUNE 30, 1996

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               IN ADDITION, THE UNITHOLDERS OF EACH SERIES OF THE TRUST
               CONSENTED IN WRITING TO THE EARLY TERMINATION/DISTRIBUTION OF THE TRUST.

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes  [ ]  No

               If Yes, state the date on which the shareholder vote took place:

               THE UNITHOLDERS OF EACH SERIES OF THE TRUST CONSENTED IN WRITING TO THE EARLY TERMINATION/DISTRIBUTION OF THE TRUST.

               If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes       [ ]  No

          (a) If Yes, list the date(s) on which the fund made those distributions:

                    SERIES 1:      JANUARY 31, 1995
                    SERIES 2:      MARCH 31, 1995
                    SERIES 3:      AUGUST 31, 1995

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes       [ ]  No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes       [ ]  No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

               [X]  Yes       [ ]  No

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               If Yes, indicate the percentage of fund shares owned by
               affiliates, or any other affiliation of shareholders:

               NONE

     17.  Closed-end funds only:  NOT APPLICABLE.
          Has the fund issued senior securities?

          [ ]  Yes       [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes       [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes  [X]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [  ] Yes       [X]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

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          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes       [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               [  ] Yes       [X]  No

               If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a)  List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)       Legal expenses:  NONE

               (ii)      Accounting expenses:  NONE

               (iii)     Other expenses (list and identify separately):  NONE

               (iv)      Total expenses (sum of lines (i)-(iii) above):  NONE

               INVESTORS FIDUCIARY TRUST COMPANY, THE TRUSTEE, DID NOT CHARGE ANY ADDITIONAL EXPENSE FOR THE TERMINATION OF THE TRUST.

          (b)  How were those expenses allocated?

                    NOT APPLICABLE.

          (c)  Who paid those expenses?

                    NOT APPLICABLE.

          (d)  How did the fund pay for unamortized expenses (if any)?

                    NOT APPLICABLE.

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     23.  Has the fund previously filed an application for an order of the
Commission regarding the Merger or Liquidation?

          [  ] Yes       [X]  No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes       [X]  No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ] Yes       [X]  No

          If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26.  (a)  State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Chicorp Equity Trust, (ii) he is the Secretary and General Counsel of ABN AMRO Incorporated, formerly The Chicago Corporation, Sponsor of the Applicant, and (iii) all actions by unitholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        ABN AMRO INCORPORATED


                                        By:/s/ John M. Kramer
                                           -------------------------------------
                                           Name:  John M. Kramer
                                           Title: Senior Vice President,
                                                  Secretary and General Counsel

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